Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC 27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:     336-436-4855       Shareholder Direct:     800-LAB-0401
             Pamela Sherry                              www.labcorp.com


LABCORP-REGISTERED TRADEMARK-ACQUIRES VIROMED INC.


Leading Virology Testing Laboratory Expands LabCorp's Esoteric Presence in the Midwest


Burlington, NC, June 4, 2001 - Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced that it has completed the acquisition of Minneapolis-based ViroMed Inc. ViroMed had clinical laboratory revenues for the twelve months ended December 31, 2000 of approximately $25.2 million and earnings before interest, taxes, depreciation and amortization of approximately $5.1 million. Terms of the transaction were not disclosed.

Established in 1982, ViroMed is a national leader in specialized clinical diagnostic testing in virology, molecular biology, serology, microbiology, mycology and mycobacteriology, as well as in tissue/eye bank testing. ViroMed is also a leader in antiviral clinical trials testing and is one of the foremost suppliers of cell culture products in North America.

"We are delighted to add this premier virology testing laboratory to our industry-leading molecular diagnostic services," said Thomas P. Mac Mahon, chairman and chief executive officer of LabCorp. "ViroMed has helped set the standard for high-end virologic infectious disease testing and is the centerpiece in our plan to establish a Center of Excellence for esoteric testing in Minneapolis. By combining the technical leadership of ViroMed with LabCorp's national logistics network, we further strengthen our leadership position in infectious disease testing. In addition, ViroMed's specialized laboratory space provides us significant, additional esoteric testing capacity and the flexibility to more efficiently direct workflow throughout the Company."

The first clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the Company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park
(RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. LabCorp's National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents, and its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

The Company noted that each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.